Exhibit 99.3

*** Exercise Your Right to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the

Shareholder Meeting to Be Held on May 31, 2016

ATENTO SA
Atento S.A.
4 rue Lou Hemmer
L-1748 Luxembourg Findel
Grand-Duchy of Luxembourg
RCS Luxembourg B.185.761

Meeting Information
Meeting Type: Annual Meeting
For holders as of: April 14, 2016
Date: May 31, 2016 Time: 10:00 AM LST
Location: 4 rue Lou Hemmer
L-1748 Luxembourg Findel
Grand-Duchy of Luxembourg
RCS Luxembourg B.185.761

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.proxyvote.com or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.
See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:
1. Notice & Proxy Statement 2. Independent Auditor’s Report 3. Letter to Shareholders 4. AR on Form 20F 5. Financial Statements
How to View Online:
Have the information that is printed in the box marked by the arrow (located on the following page) and visit: www.proxyvote.com.
How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:
1) BY INTERNET: www.proxyvote.com
2) BY TELEPHONE: 1-800-579-1639
3) BY E-MAIL*: sendmaterial@proxyvote.com
* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 17, 2016 to facilitate timely delivery.

— How To Vote —
Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to www.proxyvote.com. Have the information that is printed in the box marked by the arrow available and follow the instructions.
Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting items

The Board of Directors recommends you vote FOR the following:
1.	Renewal of the mandates of Class II directors of the Company for a term ending at the 2019 Annual General Meeting of Stockholders.
Nominees
1A	Stuart Gent
1B	Alejandro Reynal
1C	Vishal Jugdeb
The Board of Directors recommends you vote FOR proposals 2 through 9.
2	To approve the report of the Board of Directors in respect of the individual and consolidated annual accounts of the Company as at December 31, 2015.
3	To approve the individual annual accounts of the Company as at December 31, 2015.
4	To approve the allocation of the result of the 2015 financial year.
5	Approval of the consolidated annual accounts of the Company as at December 31, 2015.
6	To approve the discharge to the directors of the Company in respect of the 2015 financial year.

7	To approve the ratification of the mandates of the directors, Mark Foster and Vishal Jugdeb, co-opted by the Board of Directors during the financial year ended December 31, 2015.
8	To approve the renewal of the mandate of the independent auditor of the Company.
9

To approve the fees to members of the Board of Directors, serving as directors of the Company and members of the Company’s committees, in the correspondent aggregate amount for the financial year as at December 31, 2015 and the related power granted to the Board of Directors to allocate such amounts between the directors of the Company.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.